Exhibit 99.1

Transcript of October 17, 2018 Interview of Jerry Kanellos, CEO of Immuron Limited, on the RedChip Money Report

0:19

[Dave] Now you’re developing immunotherapies for gut-related gut-mediated diseases. Tell us about your platform and where you’re at?

0:24

[Jerry] Yeah, sure Dave. Immuron is a clinical stage biopharmaceutical company focused on two therapeutic areas of interest. One, being Inflammatory Mediated Diseases. And the second being, Anti-Infectious Diseases. Our products are designed to be orally active they’re derived from Hyper Immune Bovine Colostrum. And the products basically, work in the gut, and focus on targeting bacteria, that live and do all the damage in the gut. Immuron has a validated technology platform with one asset generating increasing revenues. And we have, two clinical assets in development at the moment, one is focused on fatty liver disease. And the second is targeting one of the hospital super-bugs clostridium difficile infection.

1:16

[Dave] Now Wall Street Analysts cover your stock H.C Wainwright has a twenty dollar target on the stock. What’s the essential value proposition for investors today, why should they consider owning Immuron today?

1:29

[Jerry] Well, if you look at our current share price it’s hovering around about ten dollars. And Immuron has a marketed product, targeting traveler’s diarrhea. Which in this country is about a one-hundred million dollar market opportunity. We also have two clinical assets. One focused on inflammatory mediated diseases fatty liver, and the other focused on, one of the hospital super bugs clostridium difficile infection. If you look at the inflammatory, the fatty liver space that’s a forty-billion dollar market opportunity with a huge unmet medical need. And clostridium difficile as well is, globally a ten-billion market opportunity.

2:14

[Dave] Now, the product that treats, traveler’s diarrhea, and it makes you unique in a lot of early stage biotech, in that you actually have revenue, so tell us a little bit more about that product, the revenue the growth, and what you expect from that.

2:25

[Jerry] Yeah sure. Travelan was registered in Australia it’s a listed therapeutic goods administration. The product is indicated as being able to reduce the risk of contracting traveler’s diarrhea. And it is also licensed in Canada. Because, of the excellent safety profile of our product which is our technology platform, which is generally regarded as safe by the FDA. We can actually market the product as a dietary supplement in the U.S. and were experiencing some significant growth in the U.S. we’ve made last financial year, seven-hundred thousand dollars in sales. And, we’re projecting to increase to over one-million dollars this year in the U.S. alone. Overall, we’ve made two-million dollars on the sales.

3:18

[Dave] You have a collaboration with the U.S. Department of Defense. Talk to us about that collaboration.

3:24

[Jerry] Yeah sure, the U.S. Department of Defense has been researching enteric diseases for over twenty years without any success. Our product is the only product on the market that actually targets bacteria in the gut. Where they live, where they do all the damage, and it really has grabbed the attention of the U.S. Department of Defense they’ve spent a considerable amount of time characterizing the product. And what they found in a study that we announced in January this year, that the anti-bodies in Travelan actually cross react with a number of other bacteria which are of significant interest to the DoD. one being shigella and the other being campylobacter

4:09

[Dave] Mhm, so a very large market opportunity potentially with the U.S. Department of Defense and all of their employees and soldiers and everything else?

4:18

[Jerry] Definitely, and it is a product on the market that prevents traveler’s diarrhea, the findings that were reported in January, open up a another market that is Shigella. Shigella is a particularly nasty bacteria, it’s more severe than getting the Montezuma’s Revenge.

4:38

[Dave] Let’s go back to the clinical trials. You have multiple clinical trials, what are some of the key milestones that investor’s might see over the next twelve months.

4:47

[Jerry] Yeah, sure we have one asset, which is focused on fatty liver and we have currently three studies on going. The company just completed a sponsored study, in non-alcoholic steatohepatitis.

5:01

[Dave] That was a phase two study correct?

5:03

[Jerry] They’re all phase-two, all under an I&D approved by the FDA. So we ended up recruiting about one-hundred thirty-three patients in that study. And it was conducted under multiple sights, around the world. Nineteen sites in the U.S. Five sites in Australia, and two sites in Israel. And as you’re aware we reported our topline results in March, and on the back of that announcement we raised four million U.S. dollars. To support the development efforts of the company.

5:39

[Dave] So, cash position you’re strong, you’re in a good place?

5:45

[Jerry] We are in a very good place, I have a long runway to run operations for the next twelve to eighteen months. In terms of clinical portfolio we also have two NIH funded studies. One focused on alcoholic-steatohepatitis which is the alcohol version of NASH. And currently, we have fifty-six patients in that study and have just closed recruitment. And we hope to see the last patient’s last visit happen in December, which means we’ll be reporting data in Q-1 next year, for that study. We also have a pediatric Non-Alcoholic fatty liver study. On going, our principal investigator is Miriam Vos and currently, we are at the fifty percent mark in the recruitment. We have nineteen out of forty kids, already recruited in that study. And we anticipate to complete that study by the end of this year. And reporting data, probably Q-2 next year. And our second clinical asset, focuses on clostridium difficile and we have six out of sixty patients recruited in that study. And we hope to be reporting results, probably mid next year.

7:02

[Dave] So, multiple milestones. And I’ll simply note I think one of the reasons that Wainwright gives the stock a twenty dollar target is because company that have completed or are in phase two clinical trials for things like fatty liver disease and NASH, have much higher market cap multiples. So, we hope is eventually that your market cap will catch up, with what you actually have. And then again, You’ve got other trials going on, a lot of data points coming up, so it should be a very positive year for you.

7:30

[Jerry] Yeah, I think you’re right. I think that’s the upside for anyone wanting to invest in Immuron. If you look at the major players in the fatty liver space they’re multi billion market.. caps

7:42

[Dave] And we will show some of those up on the screen there. So, we can see a comparison okay.

7:46

[Jerry] And again, the companies looking at clostridium difficile again they’ve got four-hundred plus million dollar market cap. And Immuron offers you a validated technology platform. A product generating increasing revenue, and we have two clinical assets. One focused on fatty liver, and the other focused on one of the hospital super bugs clostridium difficile.

8:11

[Dave] And, again very strong cash position. What’s the insider ownership on the stock, do you know offhand?

8:19

[Jerry] Currently we have our top twenty investors own about forty-two percent of the company. We’ve listed on the NASDAQ in June last year and about ten percent, of our stock trades on the NASDAQ.

8:31

[Dave] Okay, very good. Jerry, thank you so much for being with us today. Wonderful story.

8:35

[Jerry] It’s a pleasure being here.

8:37

[Jon] Now to get more information about Immuron, visit IMRNinfo.com. See research reports, fact sheets, presentations, and the latest videos and it’s all free and you can subscribe to email alerts to stay on top of the latest news.